

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

<u>Via E-mail</u>
Jeffrey D. Kelly
Executive Vice President and
Chief Financial Officer
RenaissanceRe Holdings Ltd.
Renaissance House
12 Crow Lane
Pembroke HM 19, Bermuda

>   **Re: RenaissanceRe Holdings Ltd.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 22, 2013**
>   **File No. 001-14428**

Dear Mr. Kelly:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask that you provide us information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 11. Variable Interest Entities, page F-56</u>

1. Please provide us proposed disclosure to be included in future filings for the requirements of ASC 810-10-50-12. Please provide us an analysis with reference to authoritative guidance supporting your conclusion that Tim Re III is a VIE and that the Company is the primary beneficiary.

Jeffrey D. Kelly
RenaissanceRe Holdings Ltd.
May 9, 2013
Page 2

<u>Note 18. Statutory Requirements, page F-71</u>

2. Please provide us proposed disclosure to be included in future filings to address the following:
   - Disclose statutory net income or loss for each of the three years that a statement of operations is presented in your financial statements. Refer to Rule 7-03.23(c).
   - Disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2012 or otherwise tell us how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.
   - Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by RenaissanceRe Holdings Ltd. to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.
   - Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant